Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

            Attention Business Editors:
            Goldbelt continues to uncover excellent results from Inata

            TORONTO, Sept. 7 /CNW/ - Goldbelt Resources Ltd. (TSXV: GLD) is pleased to announce additional drill results from the ongoing 35,000m drill program at its 100% owned Inata project within the Belahouro tenement licenses.
            Drilling at Inata was interrupted for three weeks by heavy rains, however, work is expected to resume in the next week for the second phase of drilling, focusing on targets identified in the first half of the summer program. Goldbelt has also mobilized a drill to Souma and Fete Kole, with work also set to begin on promising targets in the next few days.

            Significant intersections are outlined below. All intercepts are down-hole widths.

            <<
            -------------------------------------------------------------------------
                              Significant Results (greater than)2g/t
            -------------------------------------------------------------------------
                                                                        Width  Au
            Location            Hole ID   Easting   Northing   Interval   m    g/t
            -------------------------------------------------------------------------
            Inata North         INRC988    682900    1589350    167-210    43   2.80
            -------------------------------------------------------------------------
            Inata North        INRC1005    682870    1588000      14-20     6   4.94
            -------------------------------------------------------------------------
            Inata North        INRC1006    682825    1588000      25-28     3   2.53
            -------------------------------------------------------------------------
            Inata North        INRC1007    682800    1588000      74-80     6   4.56
            -------------------------------------------------------------------------
            Inata North        INRC1034    683025    1589500      37-46     9   2.07
            -------------------------------------------------------------------------
            Inata North        INRC1044    683100    1589600      87-90     3   3.87
            -------------------------------------------------------------------------
                                                                119-122     3   2.17
            -------------------------------------------------------------------------
            Inata Central      INRC1008    682825    1587900      93-99     6   2.74
            -------------------------------------------------------------------------
            Inata Central      INRC1010    682900    1587600      70-72     2  11.31
            -------------------------------------------------------------------------
            Inata Central      INRC1011    682945    1587500    120-125     5   2.56
            -------------------------------------------------------------------------
            Inata Central      INRC1012    682960    1587450    100-112    12   2.91
            -------------------------------------------------------------------------
            Inata Central      INRC1013    683015    1587315      72-85    13   3.17
            -------------------------------------------------------------------------
                                                                 92-100     8   2.52
            -------------------------------------------------------------------------
            Inata Central      INRC1020    682760    1586700    115-119     4   3.67
            -------------------------------------------------------------------------
            Inata South        INRC1023    682730    1586550     92-100     8   4.17
            -------------------------------------------------------------------------
            Inata South        INRC1024    682710    1586500    100-108     8   3.66
            -------------------------------------------------------------------------
            Inata South        INRC1025    682700    1586400    106-108     2   4.49
            -------------------------------------------------------------------------
            Inata South Ext    INRC1030    682400    1584850      73-77     4   2.79
            -------------------------------------------------------------------------
                                                                153-158     5   3.34
            -------------------------------------------------------------------------
            >>

            Collin Ellison, President & CEO said "The initial phase of the 2006 drilling program has successfully delineated strike extensions of known mineralization at Inata. The second phase will develop these new additional resources for inclusion in the feasibility study which is expected to be completed in Q4, 2006."
            We recently completed a 5,000m drill program at the Karba permit in the south-western Hounde region, results of which are expected in the next few days. The Company also has a rig engaged in a 1,000m scout drill program at
Bougouriba, which is an active artisanal mining area where more than 20,000 artisanal miners are currently working on one of the resource prospects.
Surface sampling was conducted in the region earlier this year, results of which were reported on May 23, 2006.
            Note that the drill widths presented above are drill intersection widths and may not represent true widths. Collin Ellison, President and CEO, is the qualified person who has reviewed the results, sampling procedures and data contained in this release.

            GOLDBELT RESOURCES LTD.

            Per: "Collin Ellison"
            Collin Ellison, President and CEO

            The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Certain statements contained in this disclosure document constitute forward-looking statements which are not historical facts and are made pursuant to the "safe harbor" provisions under the United States Private Securities Litigation Reform Act of 1995. When used in this document, words like "anticipate", "believe", "estimate" and "expect"
and similar expressions are intended to identify forward-looking statements.
            Information concerning exploration results and mineral reserve and resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms;
changes in planned work resulting from logistical, technical or other factors;
the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Company's projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Company's projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties.
            The United States Securities and Exchange Commission permits mining companies in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. We may use certain terms in this disclosure document such as resources that are prescribed by Canadian regulatory policy and guidelines but are not provided for in the SEC guidelines on publications and filings.
            Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management or its independent professional consultants on the date the statements are made. The reader is cautioned that actual results, performance or achievements may be materially different from those implied or expressed in such statements.

            %SEDAR: 00004199E          %CIK: 0001013785

            /For further information: please visit the Company's website
www.goldbeltresources.com or contact Laura Sandilands, Investor Relations or
Collin Ellison, President and CEO at (416) 364-0557 or by email
lsandilands(at)goldbeltresources.com./
            (GLDRF.OB GLD.)

CO:  Goldbelt Resources Ltd.

CNW 10:16e 07-SEP-06